Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

                      September 17, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Chindex International, Inc.
Amendment No. 1 to Form S-3
      File No. 333-150880

Dear Sir or Madam:

On behalf of Chindex International, Inc. (the “Company”), on September 15, 2008 we filed amendment no. 1 (the “Amendment”) to Form S-3 (file no. 333-150880) (the “Registration Statement”), which was originally filed with the Commission on May 13, 2008.

Reference is made to the staff’s letter dated May 19, 2008 regarding the Registration Statement, which letter contains a single numbered comment on the Registration Statement as follows:

1.
You state on the cover page that you may offer securities “and/or selling stockholders may from time to time offer and sell” common stock.  It appears that your filing status does not permit you to combine such sales by selling stockholders with your shelf registration statement, and that you are unable to use Form S-3 for this offering.  Please file the offers and sales on the appropriate form(s) or advise.

In response to the above comment, all references in the Amendment to selling stockholders have been deleted and, as amended, the Registration Statement relates solely to primary offers and sales by the Company.

If you have any questions or comments on the Amendment, please do not hesitate to contact the undersigned at (212) 837-6770.

Very truly yours,
/s/ Gary J. Simon
Gary J. Simon

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